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                          May 7, 2024

       Joseph Ferra, Jr.
       President and Chief Executive Officer
       Elevation Oncology, Inc.
       101 Federal Street, Suite 1900
       Boston, MA 02110

                                                        Re: Elevation Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2024
                                                            File No. 333-279053

       Dear Joseph Ferra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Mitteness